INVEST IN **BETWEENED**

Worry-Free Family Entertainment from Trusted Industry Experts (Netflix, Sesame Street, and more!)


betweened
Family Entertainment,
Reinvented
All the fun with none
of the parental anxiety

btwnd.com Los Gatos, CA

Highlights

1. Founded by industry leader (Black Mirror Bandersnatch, You vs Wild, and Elmo's Musical Monsterpiece)
2. Developed by experts in scale and impact (Apple, Netflix, Google, Sesame Street, Blue's Clues)
3. 24.5% average monthly growth in users in 2024; 100k videos watched
4. More than 75 creators are already providing content, who have 10k-800k followers on major platforms
5. Featured in iconic TechCrunch Startup Battlefield only 2 months after incorporating
6. Uniquely situated to address parental concerns with evidence-based joint media engagement

Featured Investor



Adele Peterson
Syndicate Lead
Follow
Invested $5,000

Investor, Advisor, Consultant with 20+ years in tech
adeleandcarl.com

"I'm excited to invest in Betweened because Carla is uniquely qualified to fill a critical gap in educational entertainment for kids. I've been following Carla's career for nearly a decade, and her experiences in both the tech and entertainment industries make her the right leader to succeed where others have failed. Betweened is well-positioned to offer the first product in this space that is safe, compelling, and trusted by kids and their parents."

Our Team



Carla Engelbrecht CEO & Founder

Led Interactive Content at Netflix, including Emmy-award winning Black Mirror: Bandersnatch and You vs Wild. Designed Elmo's Musical Monsterpiece for Nintendo Wii and DS



Peter Ginsberg Technical Advisor

Co-founder and CTO of THUP games, including award-winning Monkey Preschool educational app suite. Interactive games and education expert who's launched products for Fortune 500 companies such as Nickelodeon, HBO, Nestle, Amazon, AMC, and Cartoon Network



Dr. Marcie Beigel Advisor

Founder of Behavior and Beyond, dedicated to helping families find more happiness through trauma informed, positive, action-based strategies. Author of Love Your Family Again: Parenting Tools That Work



Aliza Bromberg Gaber Editorial Curator

Master of Arts in Child Development with a concentration in Media and Technology from Tufts University. Has held positions as Digital Content Reviewer at Common Sense Networks and Research Assistant at the Children's Television Project

What children see online is a universal concern for every caregiver. And rightfully so.



- Two-thirds of parents worry what is being shown to kids on YouTube

- Half of kids under 13 have been exposed to online pornography

- Half of kids 13-15 have been exposed to inappropriate content on Instagram in the last 7 days

Parental Views about Youtube (Pew, 2020); Teens and Pornography (Common Sense Media, 2021); Bad Experiences Framework Survey (Meta, 2022)

Families are caught between children's demands for screen time and the stark lack of trusted alternatives.



Average Screen Time per Day (Outside of School)	
13-18 Year Olds	8.5 Hours
8-12 Year Olds	5.5 Hours
5-8 Year Olds	3 Hours
2-4 Year Olds	2.5 Hours

The Common Sense Census: Media Use by Kids Age 0 to 8 (Common Sense Media, 2020); The Common Sense Census: Media Use by Tweens and Teens (Common Sense Media, 2021)

We understand this pressing anxiety AND believe firmly in the power of content to unite and educate.

Betweened is a sensible and forward-thinking solution, carefully crafted to ensure safety, create connections, and foster lifelong mindful media habits. We deliver expertly-curated, short-form video content that is enjoyable for all ages

(but especially 4-13) on **iOS** and **Android**.



betweened
Connected, conversational viewing for kids 4-13 and their caregivers
Expertly curated, developmentally appropriate content from talented influencers and brands
Fosters digital citizenship and mindful media habits
TROLL TRAINING
How would you reply to this message?
Delete and report it
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Tell 'em they're stupid

All the fun of YouTube without the parental anxiety.

- Engaging, short-form videos on a diverse array of topics such as animals, LEGO, crafts, and music.
- In time, the platform will evolve into a creative space where kids can not only consume content but also create their own, connect with friends (with parental permission), and participate in interactive content.
- The dynamic environment encourages creativity, critical thinking, and connection that grows with the age and stage of the users.



Be Mindful!
30-Second Jack Facts!
TROLL TRAINING
How would you reply to this message?
Delete and report it
Block the user
Tell 'em they're stupid
Parental Tips
Would you like to see more about history?

The trusted resource for nurturing digital literacy and mindful media habits for life

Our philosophy is pragmatic and rooted in developmental psychology

- Media use is inevitable. Even the American Academy of Pediatrics recognizes that how we engage in media with our kids is critical: "Rules focusing on content, co-viewing, and communication are associated with better well-being outcomes than rules focused on screen time." (2023)
- Finding moments to actively connect with our kids around media fosters critical thinking and lifelong media habits. Known in academia as joint media engagement, Betweened founder Dr. Carla Engelbrecht has spent her career building products that create enriching, coviewing experiences.

Our resources uniquely guide parents and caregivers in actively leveraging media to build a strong foundation, regardless of how much media they choose to engage with in their homes. To further support the challenges of navigating technology, we developed a workshop with parenting and mental health expert Dr. Marcie Beigel, which is freely available.







Why you should make a dance video with your child
Spot the Errors
Using AI mistakes to boost kids' critical thinking skills
Talking while Watching:
The magic of Dialogic Media Viewing
How AI is Changing the Coloring Game
betweened



How an Ice Cream-Pooping Unicorn Can Teach Your Kids About Ads
When Tech Goes Sideways:
Strategies for Managing Digital Dilemmas
Score Mental Touchdowns with Super Bowl Ads

An ecosystem of creators dedicated to positively influencing the lives of kids

Betweened is more than just a content platform; it is a community of creators, educators, and experts dedicated to sharing high-quality content kids and families. They are carefully selected for their commitment to producing content that is not only safe and educational but also fun and engaging for all ages.

We work with creators of all audience sizes -- from those who are just getting started to 800k or more followers across popular platforms. Unlike other platforms that may encourage engagement and monetization through behavioral tactics, Betweened prioritizes and supports the growth of creators who focus on quality and genuine engagement. It offers a nurturing environment for creators at all levels to expand their reach and impact positively on young audiences and their families.



30-Second Jack Facts!
Diverse Content
From Great Creators

Committed to Global Impact: The Experts Behind Our Mission

Betweened is the brainchild of Dr. Carla Engelbrecht, whose vision is to transform how children interact and learn with media. With a background in pioneering innovative projects such as "Black Mirror: Bandersnatch" and Elmo's Musical Monsterpiece for Nintendo Wii, Dr. Engelbrecht brings a wealth of experience in creating engaging and interactive content. Her work over the past 25 years with Netflix, PBS Kids, Sesame Street, Highlights for Children, and many other beloved brands, has already reached the majority of people under 30 in the United States, showcasing her ability to blend entertainment with education seamlessly.

The team at Betweened is far from your average tech company. Comprised of experts in scale and global educational impact, our members have roots in industry changemakers like Apple, Netflix, Tinder, Tesla, Google, Lumosity, Sesame Street, Monkey Preschool Lunchbox, and Blue's Clues. This diverse and talented group is driven by a shared mission to shift the media landscape from passive consumption to enriching experiences for children worldwide. We are dedicated to creating a safer, more engaging media environment for kids around the world.



100K safe videos streamed, and we're only getting started...

In 2024, we are growing an average of 24.5% month over month. Our initial users have streamed 100k videos, which is 100k moments of peace of mind delivered for families. This is with no personalization or interaction. It's a simple time-sorted stream of curated video. Imagine how it'll be when additional features come online?!


App Performance Signals
9.6 min
Average Session Length
106k
Total Video Starts
73%
Users say Betweened is for kids like them.
24.5%
Average Monthly Growth Rate (2024)
70
Average Number Of Video Starts per Session
82%
Users want more Dog videos.

Invest in Betweened today, and help us build a world where digital media serves as a positive force in the development of our children.

Betweened is necessary now. We address the collective concerns with a platform that prioritizes the safety and developmental needs of children, providing content that is both educational and entertaining within a secure and controlled environment. This approach not only aligns with the current legislative and societal push for better online safety for children but also taps into the positive potential of digital media as a connector and educator.


betweened
is more than just a platform.
It's a societal movement
to course correct media
for the youngest generation.

FAQs

How will we make money without becoming part of the problem?

You may have noticed by now that we are realistic, pragmatic, and confident that there is a better way to do things. How we approach revenue is no different.

Realistic: Kids drive more than $1 trillion in spending decisions through direct and indirect decision making. Kids already see 1,200 brands a day across their digital and physical life activities. (**Protecting Kids from Stealth Advertising in Digital Media, Federal Trade Commission, 2023**)

Pragmatic: The kids digital ad market is predicted to be $21b by 2030. The risk is high for stealth, inappropriate, and manipulative advertising tactics

high for stealth, inappropriate, and manipulative advertising tactics.

We Can Do Better: We're poised to capture a significant portion of the market through transparency, education, and quality. Just as kids need to learn digital citizenship skills, they also need to learn advertising literacy. We set the standard for safe practices over stealth while teaching kids about the reality of the world they live in. They have to learn that candy is in the grocery store check-out aisle for a reason and ads want us to take specific actions.

We are beginning experiments in three areas -- advertising, sponsorship, and subscription.

- Advertising: Largely parent-focused through our resources but we'll also carefully introduce ads -- with ad literacy materials - in the app.
- Sponsorships: Collaborations with brands aligned with our values, enhancing user experience without invasive advertising. A collection of book reviews can be sponsored by a publisher. Or cat litter company can sponsor cat content. Or a football club can sponsor... the possibilities are endless!
- Subscription: While our platform will always be freely available in order to support all families with the tools to foster mindful media for life, we offer an optional subscription to help support our mission. Better yet, invest and be a part of the mission! ;-)

With your support now, we have plans to be a $250m business in 5-7 years.

Future projections are not guaranteed.



$21b TAM
Predicted 2030
Kids Digital Ad Market
$2b SAM
2021 Kids Digital
Ad Market
$250m SOM
Betweened's
2030 Goal
Responsible Monetization
Ethical, transparent revenue through advertising, sponsorship, and optional subscriptions.
Support kids in learning advertising literacy to prepare them for the realities of the world they live in.

What about competition?

Our competition falls into two main categories -- established incumbents like YouTube, TikTok, and Instagram, and emerging family-friendly start-ups like Sensical and Zigazoo.

The incumbents, though popular, face significant trust issues evidenced by Senate hearings, legislative actions, and numerous lawsuits. Their broad appeal and vast user bases come with challenges in adequately safeguarding younger audiences, which is a growing public and legislative concern.

We warmly welcome others who are building dedicated kid-friendly solutions. Together we create a community of options for parents that transforms the entertainment landscape. Sensical operates under the umbrella of Common Sense Media, adopting a conservative, safety-first approach to video content. Zigazoo initially focused on user-generated social media for children under 13, but recently pivoted to focus more on teenagers.

Our unique advantage lies in leveraging extensive expertise from both the educational and technology sectors, whether creating impactful educational content with organizations like PBS, Blue's Clues, and Lumosity and/or contributing to the massive scaling of technology companies like Netflix, Apple, and Tesla. This blend of educational impact and scalable product innovation is unique and core to our competitive edge.



Betweened balances what kids *want* and parents *trust*
What Parents Trust

How will we use the funds?

- **Develop features** for growth and retention (targeting 20% DAU/MAU), including video curation, creation tools, personalization, guided curriculum, parent profile management and reporting

- **Grow** to 10k users and 10 paid sponsors via go to market experiments, including parenting resources and workshops

- **Expand content curation** to meet daily consumption demand (~30 min/day) and establish Creator Program to attract and grow our content library.

This is our first raise (!!!). We're bootstrapped to date with a $100k investment from founder Carla. We currently burn $6k/month. As we secure funding, our burn will increase to ~$22k/month in support of engineering, curation, and ongoing operations.

Are we making social media for kids?

Less than 2 months after incorporation, Betweened pitched onstage at TechCrunch Disrupt as part of the iconic Startup Battlefield. Our pitch and the TechCrunch article encapsulated our view at the time: **Betweened wants to teach kids how to use social media, not shut them out of it**.

It remains true that we want to teach kids how to use social media as well as how to be safe online. Without that, we end up handing over the keys to the car without teaching them how to drive.

BUT... we have also evolved as we continue to talk with parents, kids, and creators: Betweened is about much more than making a child version of TikTok. It is about addressing the collective anxiety of caregivers around the world to reimagine entertainment for the youngest generation, through connection, collaboration, and fostering critical thinking.

As part of our commitment to helping kids learn to navigate the digital world, we're developing kid-friendly tools to create and share content. Learning to successfully contribute to the digital world is not just about entertainment, but also a foundational skill for many careers. All user-generated content is subject to strict moderation policies to maintain a safe and appropriate space for family viewing. Content will be shared privately with the child's immediate network. A parent will have to additionally approve if content is to be shared more broadly.

What is a SAFE and what potential returns could I see as an investor?

A SAFE (Simple Agreement for Future Equity) is an agreement between investors and a company that provides rights to the investor for future equity, except without determining a specific price per share at the time of the initial investment. SAFEs are typically used by early stage startups to raise funding in a way that is simple and quick, allowing the business to focus on establishing product market fit and meeting growth goals.

When you invest in Betweened via a SAFE, you are purchasing the right to obtain equity in the company at a future date, typically when the company raises additional financing in the form of an equity round or undergoes an exit event such as an acquisition or an IPO (Initial Public Offering).

Unlike investing in publicly traded stocks where you can buy and sell shares at any time, investing in a SAFE involves holding your investment until a future event such as an acquisition or IPO. The stock market offers more liquidity and the ability to react to market changes quickly, but startup investments via a SAFE can offer higher potential returns if the company achieves significant growth.

The potential returns for investors depend on the success of Betweened. If the company grows and succeeds in its mission, investors could see returns through:

1. **Acquisition:** If Betweened is acquired by a larger company, investors would receive equity in the acquiring company or a cash payout.

2. **IPO (Initial Public Offering):** If Betweened goes public, investors could convert their SAFE into shares and sell them on the stock market.

Investing in a startup always carries risks, but it also offers the potential for significant returns if the company achieves its growth targets and successfully scales its operations.

Where can we find your full pitch deck?

Our pitch deck is available **here**. You'll need to provide your email address to access it.